GAMING AND LEISURE PROPERTIES, INC.

October 8, 2013

Via Edgar

Mr. Duc Dang

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Gaming and Leisure Properties, Inc.
Registration Statement on Form S-11
Filed May 15, 2013, as amended
File No. 333-188608

Dear Mr. Dang,

Gaming and Leisure Properties, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-11 effective as of 2:00 p.m., October 9, 2013, or as soon thereafter as practicable.

In connection with that request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Danial A. Neff of Wachtell, Lipton, Rosen & Katz at (212) 403-1218 or Scott W. Golenbock of Wachtell, Lipton, Rosen & Katz at (212) 403-1362.  In addition, please notify Mr. Neff or Mr. Golenbock when this request for acceleration has been granted.  Thank you for your continued assistance.

Sincerely,

/s/ William J. Clifford
William J. Clifford
Chief Financial Officer